UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Second call for bondholders’ assembly “(relating to local Colombian law-governed bonds)”

Item 1

Second Summoning for General Bondholders Meeting

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”)

Alianza Fiduciaria S.A. (hereinafter “Alianza Fiduciaria”) and Fiduciaria Central S.A. (hereinafter “Fiducentral”), acting as Legal Representatives of the Bondholders of Grupo Aval, as provided by Section 6.4.1.1.18 of Colombian Decree 2555 of 2010, as requested by Grupo Aval, summon for the second meeting of the joint General Assembly of Bondholders of the issuances of 2009, 2016, 2017 and 20191, since on December 16, 2021, the first meeting was called without reaching the quorum required by the regulation.

The second meeting will be held on December 28, 2021 at 11:00 AM at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

For this second meeting, the General Assembly of Bondholders, with the approval of a plural number that represents the majority of the bondholders at the meeting and the forty percent (40%) of the total outstanding of the bonds called for this meeting and effectively present, may agree in the spin-off project (escisión) that will be presented to such bondholders, in accordance with the provisions set forth Section 6.4.1.1.22 of Colombian Decree 2555 of 2010.

If the quorum for deliberation and decision is not reached neither in the Second Call, a new meeting can be called, in which the presence of any plural number of bondholders is sufficient to validly deliberate; they may make decisions by any type of majority, a fact which is clearly stated in this notice.

ISSUER: Grupo Aval Acciones y Valores S.A.

TRANCHES CALLED: Issuances of ordinary bonds of December 2nd, 2009 (Filing Code ANN COT29CBBO038), November 2nd, 2016 (Filing Code ANN COT29CBBO046), June 6th, 2017 (Filing Code ANN COT29CBBO054) and October 25th, 2019 (Filing Code ANN COT29CBBO062).

1 The Colombian Issuances of 2009, 2016, 2017 and 2019 with a total outstanding of $1.124.520.000.000 COP.

OUTSTANDING DEBT AMOUNT: The outstanding debt amount is One Trillion Hundred Twenty-Four Thousand and Five Hundred Twenty Million Pesos (COP$1.124.520.000) and is described as follows:

Year	Principal	Rate	Rating	Legal Representative
Issuance 2009 (A Series – 15 years)	COP$ 124,520mm	IPC+5.20%	• AAA – BRC Ratings – S&P Global S.A. (ratings) https://www.grupoaval.com/documents/1028736/1114875/IV- 2020-PEC-BONOS-GRUPO-AVAL-RP2021.pdf/0b9d06b1- 7849-0b32-573b-6ac55eee9a83?t=1620064519016	Alianza Fiduciaria S.A.
Issuance 2016 (A Series – 10 years) Issuance 2016 (A Series – 20 years)	COP$ 93,000mm COP$ 207,000mm	IPC+3.86% IPC+4.15%	• AAA – BRC Ratings – S&P Global S.A. (ratings) https://www.grupoaval.com/documents/1028736/1114875/IV- 2020-PEC-BONOS-GRUPO-AVAL-RP2021.pdf/0b9d06b1- 7849-0b32-573b-6ac55eee9a83?t=1620064519016	Alianza Fiduciaria S.A.
Issuance 2017 (A Series - 25 years)	COP$ 300,000mm	IPC+3.99%	• AAA – BRC Ratings – S&P Global S.A. (ratings) https://www.grupoaval.com/documents/1028736/1114875/IV- 2020-PEC-BONOS-GRUPO-AVAL-RP2021.pdf/0b9d06b1- 7849-0b32-573b-6ac55eee9a83?t=1620064519016	Fiduciaria Central S.A.
Issuance 2019 (C Series – 5 years) Issuance 2019 (A Series – 20 years)	COP $100,000mm COP $300,000mm	6.42% IPC+3.69%	• AAA – BRC Ratings – S&P Global S.A. (ratings)[1] https://www.grupoaval.com/documents/1028736/1114875/IV- 2020-PEC-BONOS-GRUPO-AVAL-RP2021.pdf/0b9d06b1- 7849-0b32-573b-6ac55eee9a83?t=1620064519016	Fiduciaria Central S.A.
TOTAL	$1.124.520mm

The proposed agenda for the abovementioned meeting is the following:

1.	Election of President and Secretary for the meeting.

2.	Quorum verification.

3.	Special report prepared and signed by Grupo Aval, related with the spin-off of the shareholding correspondent to the ownership over the 75% of BAC Holding International Corp. (before called Leasing Bogota S.A. Panamá) and the listing of such Company in the Colombian and Panama Stock Exchanges. (Presentation).

4.	Information regarding the Report of the Legal Representatives of the Bondholders:

a.	Presentation of the Alianza Fiduciaria Report acting as a Legal Representative over two tranches out of four.

b.	Presentation of the Fiduciaria Central Report acting as a Legal Representative over two tranches out of four.

5.	Management report regarding the Report of BRC Ratings S&P Global acting as a local rating agency over the local bond issuances.

6.	Voting and decision of the Bondholders regarding the spin-off proposal of Grupo Aval Acciones y Valores S.A.

7.	Drafting, reading and approval of the minutes of the meeting.

Considering that the ordinary bonds of Grupo Aval were issued dematerialized, Deceval S.A. will issue a global certificate for the representation of the rights, in which the ownership of the bonds will be accredited. Whom intended to act on behalf of a Legal Entity, shall present in the meeting before Alianza Fiduciaria and Fiducentral, in their condition of Legal Representative of the Bondholders, the Certificate of Incorporation and Incumbency with a date of issue not exceeding thirty (30) days; if this is related to an individual investor, shall present the Citizen ID. The Bondholders that are not able to assist personally may be represented by a proxy who must present, at the respective meeting, a power of attorney duly granted in full compliance with legal requirements.

Bondholders are advised that, pursuant to the provisions of Article 6.4.1.1.1.22 of Decree 2555 of 2010, the decisions adopted by the General Meeting of Bondholders subject to the Law shall be binding even for those absent or dissenting.

1 Our local bonds are listed in the Colombian Stock Exchange.

The special report prepared by Grupo Aval containing the information regarding the Spin-off and the analysis of the effects of such operation for Grupo Aval and for the current Bondholders in compliance with Article 6.4.1.1.1. 18 of Decree 2555 of 2010, as well as the concept of the Legal Representatives of the Bondholders on the proposal of Grupo Aval, the concept of the risk rating agency and the model of power of attorney for individual inverstors or companies in the event that the Bondholder wishes to be represented by a proxy in the meetings, are available to the Bondholders at: (i) Grupo Aval's offices located at Carrera 13 No. 26 A-47 Piso 23, Bogotá D.C.; (ii) at Grupo Aval's website, www.grupoaval.com, in the "Inversionistas" section, subsection "Asamblea General de tenedores de Bonos"; (iii) at the website of the Superintendencia Financiera de Colombia www.superfinanciera.gov.co into the link "Información Relevante" by searching for the information published by Grupo Aval Acciones y Valores S.A.; (iv) on the web page of the Colombian Stock Exchange www.bvc.com.co under the link "Empresas" by following this link https://www.bvc.com.co/pps/tibco/portalbvc/Home/Empresas/PaginaPrincipal?action=dummy;

(v) on the web page of Deceval in the "Other Documents" section following this link https://www.deceval.com.co/portal/page/portal/Home/Instructivos_boletines/otros_documentos/otrosdocs; (vi) on the web page of Alianza Fiduciaria www.alianza.com.co, on the main page, in its capacity as Legal Representative of the Bondholders for the issues described herein; (vii) on the web page of Fiducentral www.fiducentral.com following the link https://www.fiducentral.com/productos-y-servicios/representacion-legal-tenedores-de-bonos, in its capacity as Legal Representative of the Bondholders for the issues described herein.

Likewise, the relevant public information regarding the spin-off is available to the Bondholders at Grupo Aval's Secretary General Office, at the above-mentioned address, or may be requested through the e-mails asanchez@grupoaval.com or investorrelations@grupoaval.com , proving the condition of Bondholder by means of its certification of deposit before DECEVAL.

Date: December 17, 2021.

Sincerely yours,

(S.D. Original)	(S.D. Original )
Francisco José Schwitzer Sabogal	Carlos Mauricio Roldán
Legal Representative	Legal Representative
Alianza Fiduciaria S.A.	Fiduciaria Central S.A.
Legal Representative of the Bondholders	Legal Representative of the Bondholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel